

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2014

<u>Via E-mail</u>
Mr. Phillip L. Hurst
President and Chief Executive Officer
Truett-Hurst, Inc.
125 Foss Creek Circle
Healdsburg, CA 95448

     Re: Truett-Hurst, Inc.
              Registration Statement on Form S-3
              Filed August 15, 2014
              File No. 333-198178

Dear Mr. Hurst:

     We have limited our review of your registration statement to the issue we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

1. We note that you plan to register the issuance of Class A common stock of Truett-Hurst, Inc. to unitholders in exchange for their units of H.D.D. LLC pursuant to an exchange agreement dated June 19, 2013. However, according to Section 2.1(a)(i) in the form of exchange agreement (filed as Exhibit 10.15 to your Form S-1 (333-187164) on March 27, 2013), it appears that the unitholders could immediately exchange their units for common stock following the closing of your initial public offering on June 25, 2013. Please tell us why you do not believe that the offering for these shares began privately and, therefore, must be completed privately.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Erin Wilson at (202) 551-6047 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Anna T. Pinedo, Esq.
Morrison & Foerster LLP